UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
August 2, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

The Medicines Company

File No. 000-31191- CF#28428

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        The Medicines Company submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on May 10, 2012.

        Based on representations by The Medicines Company that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.1	through May 10, 2022
Exhibit 10.2	through May 10, 2022
Exhibit 10.3	through May 1, 2019
Exhibit 10.4	through January 22, 2022
Exhibit 10.5	through December 27, 2019
Exhibit 10.6	through December 31, 2015

        For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Sonia Gupta Barros
Special Counsel